Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/05/2020	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Emerald, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: February 5, 2020

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 5th day of February, 2020

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2024

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MIAX Emerald

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

Securities and Exchange Commission
Trading and Markets

FEB 7 2020

RECEIVED

February 5, 2020

SEC Mail Processing

FEB 07 2020

Washington, DC

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Securities and Exchange Commission
Trading and Markets

FEB 7 2020

RECEIVED

Re: MIAX Emerald, LLC ("Emerald")
Amendment No. 2020-2 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2020-2 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit C – Updated Observers of Miami International Securities Exchange, LLC
Exhibit F – Updated Membership Forms
Exhibit J – Updated Director Business Information

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit C

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, MIAX Emerald, LLC, Miami International Technologies, LLC, MIAX Global, LLC, Miami International Futures Exchange, LLC, MIAX Products, LLC, and M 44 Holdings, LLC and approximately 65% of the outstanding shares of The Bermuda Stock Exchange. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Mark Wetjen	Executive Vice President, Futures and Innovative Products and Executive Regulatory Liaison Officer
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Amy Neiley	Senior Vice President – Trading Operations and Listings
Rodney Hester	Vice President – Systems Infrastructure
Roli Bhotika	Vice President – Head of Business Development
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development

Name	Title
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Kelly Fitzgerald	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Second Amended and Restated Limited Liability Company Agreement dated December 1, 2012, and Amended and Restated By-Laws dated May 20, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

<u>Officers of Miami International Securities Exchange, LLC</u>

The following persons are the officers of Miami International Securities Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development

Name	Title
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Kelly Fitzgerald	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

<u>Directors of Miami International Securities Exchange, LLC</u>

The following persons are the directors and Board observers of Miami International Securities Exchange, LLC:

Directors
Thomas P. Gallagher
Talal Jassim Al-Bahar
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
Sanjiv Prasad
Lawrence Tanzman

Committees of Miami International Securities Exchange, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
Kurt M. Eckert
John A. Kinahan
John E. McCormac
William J. O'Brien IV
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated February 11, 2016 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated Limited Liability Company Agreement dated December 5, 2016 and By-Laws dated December 5, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer

Name	Title
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Kelly Fitzgerald	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert
Leslie Florio
Michael Harrington
Richard Herr
Lawrence E. Jaffe
Sebastiaan Koeling
Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Rodney Hester	Vice President – Systems Infrastructure
Harish Jayabalan	Vice President – Technical Support and Product Specialist
Tia Toms	Vice President – Administration
James O'Neil	Vice President and Director of Physical Security and Safety
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC

1. *Name*: Miami International Futures Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Futures Exchange, LLC</u>

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Mark Wetjen	Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

<u>Directors of Miami International Futures Exchange, LLC</u>

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180/, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Articles of Organization dated January 25, 2019 are attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated January 25, 2019 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. M 44 HOLDINGS, LLC

1. *Name*: M 44 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 21, 2019.

4. *Brief description of nature and extent of affiliation*: M 44 Holdings, LLC ("M 44") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 44 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated June 21, 2019 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated June 26, 2019 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 44 Holdings, LLC

The following persons are the officers of M 44 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman & Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel & Corporate Secretary
Douglas M. Shafer, Jr.	Executive Vice President & Chief Information Officer
Paul Warner	Executive Vice President & Chief Financial Officer

Directors of M 44 Holdings, LLC

The following persons are the directors of M 44 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 30 Victoria Street, 3F, Hamilton, Bermuda

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 64.455% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Hamilton, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Memorandum of Association dated March 10, 1993, is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Bye-Laws dated August 24, 2001, are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
James McKirdy	Chief Compliance Officer

Directors (Council) of The Bermuda Stock Exchange

The following persons are the directors of The Bermuda Stock Exchange:

Directors
David Brown (Chairman)
Jeff Conyers (Deputy Chairman)
Thomas Gallagher
Scott Lines
Michael Neff
Barclay Simmons
Eric Sites
Keith Stock
Alan Swimmer
John Wight
Gregory A. Wojciechowski

Alternate Directors
Alan Marshall (for Keith Stock and Barclay Simmons)
Malcolm Moseley (for Scott Lines)

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Keith Stock
Gregory A. Wojciechowski

Compensation Committee
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
David Brown
Jeff Conyers
Scott Lines
Michael Neff

Listing Committee
Dudley Cottingham
Susan Monkman
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Exhibit F

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

1. Pre-Application Survey Form (MIAX, PEARL & EMERALD)
2. Member Application (MIAX, PEARL & EMERALD) **[Updated]**
3. Waive-In Member Application (MIAX, PEARL & EMERALD) **[Updated]**
4. Amendment to Member Application (MIAX, PEARL & EMERALD) **[Updated]**
5. Market Maker Member Guarantee (EMERALD)
6. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL & EMERALD)
7. User Agreement (MIAX, PEARL & EMERALD) **[Updated]**
8. Sponsored Access Agreement (EMERALD)
9. Statutory Disqualification Notice (MIAX, PEARL & EMERALD)
10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant (EMERALD)
11. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant (EMERALD)
12. Exchange Data Agreement (MIAX, PEARL & EMERALD)
13. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX, PEARL & EMERALD)
14. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX, PEARL & EMERALD)
15. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX, PEARL & EMERALD)

16. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX, PEARL & EMERALD)

17. Market Data Policies (MIAX, PEARL & EMERALD)

18. Service Bureau Agreement (MIAX, PEARL & EMERALD)

19. Extranet Connection Agreement (MIAX, PEARL & EMERALD) **[Updated]**

20. Extranet Information Form – Schedule A (MIAX, PEARL & EMERALD)

21. Stock-Tied Give Up Authorization and Guarantee (MIAX & EMERALD)

22. Stock-Tied Complex Order Authorization (MIAX & EMERALD)

23. Volume Aggregation Request Form (MIAX, PEARL & EMERALD)

24. Clearing Member Restriction Form (MIAX, PEARL & EMERALD)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MEMBER APPLICATION

Firm Name: ______________________________

Application Contact: ______________________________

Title: ______________________________

Telephone: ____________________ **Email:** ____________________

An Applicant for membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Member Application form, including Sections I through VII. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to:

Miami International Securities Exchange, LLC / MIAX PEARL, LLC / MIAX Emerald, LLC
7 Roszel Road
Princeton, NJ 08540
Attention: Member Services
609-897-1479
Membership@MIAXOptions.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

* *Note*: In accordance with Exchange Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities, as applicable: (i) a Primary Lead Market Maker; (ii) a Lead Market Maker; (iii) a Registered Market Maker; (iv) a Market Maker; or (v) an Electronic Exchange Member.

a) Address:______________________________

City/State/Zip Code:______________________________

Telephone:____________________ Fax:____________________

b) Is Applicant affiliated with a MIAX Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

c) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

d) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

II. Type of Membership

[Indicate all that apply.]

- ☐ **MIAX**
  - ☐ Primary Lead Market Maker
  - ☐ Lead Market Maker
  - ☐ Registered Market Maker
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s):____________________
    - ☐ Arrangement with #(s):________________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________________

- ☐ **MIAX PEARL**
  - ☐ Market Maker
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s):____________________
    - ☐ Arrangement with #(s):________________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________________

- ☐ **MIAX Emerald**
  - ☐ Primary Lead Market Maker
  - ☐ Lead Market Maker
  - ☐ Registered Market Maker
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s):____________________
    - ☐ Arrangement with #(s): ________________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________________

III. Primary Firm Contact(s)
[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

Chief Compliance Officer:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

Financial & Operations Principal (FINOP Series 27):

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

MEMBER APPLICATION

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:__________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

IV. Regulatory

- ☐ a) Form BD: *current copy.* SEC # 8-:________________ Firm CRD: #________________
- ☐ b) A list of SROs of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
    - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
    - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).
- ☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [Exchange Rule 202, MIAX and MIAX Emerald Rule 1900 & MIAX PEARL Rule 3100].
- ☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*
- ☐ k) **Procedures:** *current copy*
    1) **Exchange trading activities:** Date of applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
    2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
    3) **Information Barrier**
    4) **Business Continuity Planning**
- ☐ l) Date of Applicant's last examination during which supervisory procedures were reviewed.
    Please provide copy of disposition findings.
- ☐ m) For Market Maker Applicants: List identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion.

V. Organizational Structure

☐ a) Type of Organization:
☐ Corporation ☐ Limited Liability Company
☐ Partnership ☐ Sole Proprietorship

☐ b) State of Organization: ________________ Federal Tax ID:______________________________

☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, [order routing] give-up clearing agreement, etc.*)

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).
Please provide:
- Error Account Information:____

☐ c) A brief description of:
- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

☐ e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*

☐ f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable)*.
- ☐ b) Applicant's financial Balance Sheet, *current copy*.
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written)*.
- ☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

  ☐ Yes ☐ No

  If yes, to whom:______________________________ Amount: $____________________

  Describe: (Attach statement)
- ☐ j) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:______________________________ Amount: $____________________

  Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  ☐ Yes ☐ No

  If yes, to whom:______________________________ Amount: $____________________

  Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:______________________________ Amount: $____________________

  Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm:____

a) The Applicant agrees that it will abide by the By-Laws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [Exchange Rules 1000 and 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any SRO, Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its Associated Persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its Associated Persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that all Associated Persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

____________________	____________________
Print Name	**Title**
____________________	____________________
Signature	**Date**

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** – the Person applying to become a Member of the Exchange in the capacity of Primary Lead Market Maker (MIAX/MIAX Emerald), Lead Market Maker (MIAX/MIAX Emerald), Registered Market Maker (MIAX/MIAX Emerald), Market Maker (MIAX PEARL) or Electronic Exchange Member (MIAX/MIAX PEARL/MIAX Emerald), or the Member completing this form.

2. **Associated Person** – any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

3. **Authorized Trader** – a person authorized to submit orders to the Exchange on behalf of Sponsored User. As used in this Agreement, the requirement that a Sponsored User "comply with Exchange Rules" or "act in compliance with Exchange Rules" (or such other similar phrases) shall mean that Sponsored User shall comply with Exchange Rules as if it were an Exchange Member.

4. **Central Registration Depository ("Web CRD®" or "CRD")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of Associated Persons.

8. **Electronic Exchange Member** – a Member that holds a valid Trading Permit, who is not a Market Maker and is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** – the direct financing of a Market Maker's dealings upon the Exchange.

10. **Lead Market Maker** – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Lead Market Makers.

11. **Market Maker** – a MIAX PEARL Member registered with MIAX PEARL for the purpose of making markets in options contracts traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX PEARL Rules.

12. **Market Maker Authorized Trader ("MMAT")** – per MIAX PEARL Rule 601(b)(1), MMATs may be officers, partners, employees or other Associated Persons of Members that are registered with the Exchange as Market Makers.

13. **Member** – a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Primary Lead Market Maker" (MIAX/MIAX Emerald); (ii) a "Lead Market Maker" (MIAX/MIAX Emerald), (ii) a "Market Maker" (MIAX PEARL); (iii) a "Registered Market Maker (MIAX/MIAX Emerald)," or (iv) an "Electronic Exchange Member" (MIAX/MIAX PEARL/MIAX Emerald).

14. **MIAX** – Miami International Securities Exchange, LLC.

15. **MIAX Emerald** – MIAX Emerald, LLC.

16. **MIAX PEARL** – MIAX PEARL, LLC.

17. **Person** – a natural person, corporation, partnership (general or limited), limited liability company, association, joint stock company, trust, trustee of a trust fund, or any organized group of persons whether incorporated or not and a government or agency or political subdivision hereof.

18. **Primary Lead Market Maker** – a Lead Market Maker appointed by MIAX or MIAX Emerald to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Primary Lead Market Makers.

19. **Registered Market Maker** – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Registered Market Makers.

20. **Registered Options Trader ("ROT")** – per MIAX and MIAX Emerald Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or Associated Persons of Members that are registered with the Exchange as Market Makers.

21. **Responsible Person** – an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

22. **Self-Regulatory Organization ("SRO")** – each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

23. **Sponsored User** – a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with an Exchange Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

MIAX Options   MIAX PEARL Performance, Execution and Reliability   MIAX Emerald

AMENDMENT TO THE MEMBER APPLICATION

Firm Name: ______________________________

Application Contact: ______________________________

Title: ______________________________

Telephone: ____________________ **Email:** ____________________

A firm applying for a change in membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

* *Note*: In accordance with Exchange Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

a) Address: ______________________________

City/State/Zip Code: ______________________________

Telephone: ____________________ Fax: ____________________

b) Is Applicant affiliated with a MIAX Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

c) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

d) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s):______________________________

e) Is Applicant requesting a reinstatement of its MIAX membership? ☐ Yes ☐ No

f) Is Applicant requesting a reinstatement of its MIAX PEARL membership? ☐ Yes ☐ No

g) Is Applicant requesting a reinstatement of its MIAX Emerald membership? ☐ Yes ☐ No

II. Change of Membership Type

[Indicate all that apply.]

☐ **MIAX**
- ☐ Primary Lead Market Maker
- ☐ Lead Market Maker
- ☐ Registered Market Maker
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______________
  - ☐ Arrangement with #(s): ______________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ______________

☐ **MIAX PEARL**
- ☐ Market Maker
- ☐ Electronic Exchange
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______________
  - ☐ Arrangement with #(s): ______________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ______________

☐ **MIAX Emerald**
- ☐ Primary Lead Market Maker
- ☐ Lead Market Maker
- ☐ Registered Market Maker
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ______________
  - ☐ Arrangement with #(s): ______________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ______________

Other *[Please describe (i.e. name or other non-substantive change).]*______________________________

AMENDMENT TO MEMBER APPLICATION

The undersigned Member Firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below.

______________________________	______________________________
Print Name	Title
______________________________	______________________________
Signature	Date

Primary Firm Contact(s)	☐ No material change	☐ As Noted
Regulatory	☐ No material change	☐ As Noted
Organizational Structure	☐ No material change	☐ As Noted
Business and Operating Information	☐ No material change	☐ As Noted
Financial Disclosure	☐ No material change	☐ As Noted

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:__________________ CRD #:__________________

Billing Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:__________________ CRD #:__________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:__________________ CRD #:__________________

Trading Contact:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:__________________ CRD #:__________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14, or S9/10:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14, or S9/10:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Chief Compliance Officer:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Financial & Operations Principal (FINOP Series 27):

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

AMENDMENT TO MEMBER APPLICATION

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

IV. Regulatory

☐ a) Form BD: *current copy.* SEC # 8-:________________ Firm CRD: #________________

☐ b) A list of SROs of which Applicant is a member.

☐ c) Applicant's designated examining authority ("DEA").

☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
- If so, the statement must include all relevant details, including any sanctions imposed.

☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
- If so, the statement must include all relevant details, including any sanctions imposed.

☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

☐ g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).

☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.

☐ i) Associated Person registrant(s) [Exchange Rule 202, MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100]

☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*

☐ k) **Procedures:** *current copy*
1) **Exchange trading activities:** Date of Applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
2) **Clearing:** For Applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
3) **Information Barrier**
4) **Business Continuity Planning**

☐ l) Date of Applicant's last examination during which supervisory procedures were reviewed.
Please provide copy of disposition findings.

☐ m) For Market Maker Applicants: List identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion.

V. Organizational Structure

☐ a) Type of Organization:
- ☐ Corporation
- ☐ Limited Liability Company
- ☐ Partnership
- ☐ Sole Proprietorship

☐ b) State of Organization: ________________ Federal Tax ID:______________________________

☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, [order routing] give-up clearing agreement, etc.*)

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

Please provide:
- Error Account Information:______________________________

☐ c) A brief description of:
- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

☐ e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*

☐ f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- ☐ b) Applicant's financial Balance Sheet, *current copy.*
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in (b) above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*
- ☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

  ☐ Yes ☐ No

  If yes, to whom:________________________ Amount: $________________

  Describe: (Attach statement)
- ☐ j) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:________________________ Amount: $________________

  Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  ☐ Yes ☐ No

  If yes, to whom:________________________ Amount: $________________

  Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:________________________ Amount: $________________

  Describe: (Attach statement)

4

MIAX Options MIAX PEARL PERFORMANCE, EXECUTION AND RELIABILITY MIAX Emerald

WAIVE-IN MEMBER APPLICATION

Firm Name:______________________________ **CRD #:** ______________

I. Existing Membership

☐ **Miami International Securities Exchange, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):____________
  - ☐ Arrangement with #(s):________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________

☐ **MIAX PEARL, LLC**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):____________
  - ☐ Arrangement with #(s):________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________

☐ **MIAX Emerald, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):____________
  - ☐ Arrangement with #(s):________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________

II. Waive-In Request

☐ **Miami International Securities Exchange, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow v
  - ☐ Self-Clearing #(s):____________
  - ☐ Arrangement with #(s):________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________

☐ **MIAX PEARL, LLC**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):____________
  - ☐ Arrangement with #(s):________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________

☐ **MIAX Emerald, LLC**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):____________
  - ☐ Arrangement with #(s):________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:______________________

ATTESTATION, CONSENT TO JURISDICTION AND AUTHORIZATION OF MEMBERSHIP

a) The Applicant-Firm agrees that it will abide by the By-Laws and Rules of Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant-Firm agrees to submit to the jurisdiction of the Exchange [Rules 1000, 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant-Firm may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant-Firm or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant-Firm authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant-Firm or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant-Firm agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant-Firm certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Waive-In Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant-Firm agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

______________________	______________________
Print Name	Title
______________________	______________________
Signature	Date

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to MIAX, MIAX PEARL and/or MIAX Emerald, please file supplemental documentation as needed.

Primary Firm Contact(s)	☐ No material change	☐ As Noted
Regulatory	☐ No material change	☐ As Noted
Organizational Structure	☐ No material change	☐ As Noted
Business and Operating Information	☐ No material change	☐ As Noted
Financial Disclosure	☐ No material change	☐ As Noted

III. Primary Firm Contact(s)

[Attach additional names(s) as needed]

Registrations Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100 should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:____________________________________

Title:______________________________ ☐ Authorized Signer

Email:____________________________________

Telephone:__________________ CRD #:__________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:____________________________________

Title:______________________________ ☐ Authorized Signer

Email:____________________________________

Telephone:__________________ CRD #:__________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:____________________________________

Title:______________________________ ☐ Authorized Signer

Email:____________________________________

Telephone:__________________ CRD #:__________________

Chief Compliance Officer:

Name:____________________________________

Title:______________________________ ☐ Authorized Signer

Email:____________________________________

Telephone:__________________ CRD #:__________________

Financial & Operations Principal (FINOP Series 27):

Name:____________________________________

Title:______________________________ ☐ Authorized Signer

Email:____________________________________

Telephone:__________________ CRD #:__________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

MIAX MIAX PEARL MIAX Emerald

USER AGREEMENT

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald"), Delaware limited liability companies, with principal offices at 7 Roszel Road, Princeton, NJ 08540 (individually or collectively referred to herein as the "Exchange" as applicable), and the User of Exchange Services described below. Currently, a User can be an Exchange Member, a Sponsored User as set forth in Exchange Rule 210, as may be amended or re-numbered from time to time, or such other person or entity as Exchange rules may allow.

1. **Term of the Agreement**. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services**. Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from the Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on the Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Amended and Restated Limited Liability Company Agreement, By-Laws, Rules and Procedures of the Exchange, as amended or re-numbered from time to time (collectively, the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance**. Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its associated persons, employees, customers or agents or, if User is a member of the Exchange, by any person which has entered into a Sponsored Access arrangement with User to use the Exchange (a "Sponsored User"); (iv) it will maintain and keep current a list of all associated persons in accordance with MIAX and MIAX Emerald Rule 1900 and MIAX PEARL Rule 3100, as may be amended or re-numbered from time to time, all Registered Options Traders as specified in MIAX and Emerald Rule 601, or all Market Maker Authorized Traders as specified in MIAX PEARL Rule 601, as applicable, as the same may be amended or re-numbered from time to time, and any other authorized individuals who may obtain access to the Exchange on behalf of User and/or any Sponsored User(s) and any other authorized individuals who may obtain access to User's Data (as defined below) that is transmitted to or maintained by any third party vendors of the Exchange; and (v) it will familiarize User's authorized individuals with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring**. User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its associated persons, employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions**. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with Exchange Rule 521 (Nullification and Adjustment of Option Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

6. **Sponsored Users**. Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored User, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity**. User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including, wiring, computer hardware, software, communication's line access, and networking devices.

8. **Market Data**. User hereby grants to the Exchange and any of its third party vendors a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive, to use and to store information and data that User or User's agent enters into the Exchange (collectively, the "User's Data") for the following purposes: as part of Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use as part of Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data products are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. User further acknowledges and agrees that the Exchange may disclose to and use third party vendors who may receive and store User's Data for billing or other purposes from time to time and that the Exchange cannot guarantee that any third party vendor has adequate safeguards or that any safeguards will provide absolute protection and will not be breached and that, as a result, the User's Data will not be destroyed, lost, altered or disclosed. User hereby agrees to hold harmless the Exchange and any of its affiliates, parent, subsidiaries and their respective officers, directors, employees and agents, from and against any claims arising out of or relating to the destruction, loss, alteration or unauthorized disclosure of User's Data by such third party vendor or by or any other third party, including without limitation, damages, other monetary relief, costs and reasonable fees in connection therewith. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange and any of its third party vendors to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange or any of its third party vendors will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange or any of its third party vendors will not violate any applicable law or regulation.

9. **Restrictions on Use; Security**. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's associated persons, employee, customer, agent or Sponsored User. User accepts full responsibility for its employees', customers', agents' and Sponsored Users' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identify the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information.**

(a) **Confidentiality**. Both parties acknowledge that: (i) the Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement including in the case of the Exchange any obligations performed through any of its third party vendors. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation:(i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time, the Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as specifically authorized under this Agreement, including but not limited to any disclosure by the Exchange to any of its third party vendors, as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) **Disclosure**. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) **Unauthorized Use or Disclosure**. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) **Limitation**. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Obvious and Catastrophic Errors Policy**. User has read and agrees to the terms stipulated in Exchange Rule 521 (Nullification and Adjustment of Options Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

12. **Corporate Names; Proprietary Rights**. The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees**. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in the Exchange Rules, Fee Schedule or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its Fee Schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO

WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY THIRD PARTY VENDOR ACTIONS OR OMISSIONS RELATING TO USER'S DATA AND FOR ANY CLAIMS ARISING OUT OF OR RELATING TO THE DESTRUCTION, LOSS, ALTERATION OR UNAUTHORIZED DISCLOSURE OF USER'S DATA BY SUCH THIRD PARTY VENDOR, INCLUDING WITHOUT LIMITATION, DAMAGES, OTHER MONETARY RELIEF, COSTS AND REASONABLE FEES IN CONNECTION THEREWITH, AND FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, INCLUDING USER'S DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User**. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in

connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or the Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by Exchange**. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination**. The User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations**. The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment**. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment**. The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(If applicable)

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________

MIAX PEARL, LLC
(If applicable)

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________

MIAX EMERALD, LLC
(If applicable)

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________

USER:__________________________________

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________

Select type of User: ☐ Exchange Member ☐ Sponsored User

If Sponsored User, name of Sponsoring Member:____

EXTRANET CONNECTION AGREEMENT

This Extranet Connection Agreement ("Agreement") is executed and entered into as of the date last signed ("Effective Date") by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald"), as identified below, each a Delaware limited liability company with its principal place of business at 7 Roszel Road, Princeton, New Jersey 08540 (individually or collectively the "Exchange"), and the extranet provider, as identified below (the "Extranet").

WHEREAS, the Extranet provides certain network connectivity between and among its customers, some of whom desire information and data ("Information") from the Exchange ("Customers"), and the Extranet desires to provide connectivity to the Exchange to those Customers;

WHEREAS, the Exchange provides certain services to its customers and is willing to provide the Extranet with connectivity to the Exchange as a means to provide connectivity into the Exchange to Customers.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. **Provision of Connectivity**.

(a) The Exchange shall provide the Extranet with a network connection into the Exchange's network (the "Exchange Network") in order to connect Customers to the Exchange (the "Connection"), as permitted in this Agreement or in the Exchange Requirements. "Exchange Requirements" shall mean (i) the applicable rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) the applicable rules and regulations of the Exchange; (iii) the Exchange's applicable decisions, policies, interpretations, operating procedures, specifications, requirements, and other documentation (including, but not limited to, user guides); and (iv) the successors, as they may exist at the time, of the components of the Exchange Requirements. The Exchange will use commercially reasonable efforts to provide the Extranet with reasonable advance notice of any changes to the Exchange's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, user guides). The Extranet warrants that it is, will continue to be during the term of this Agreement, and will only use the Connection in compliance with the Agreement and the Exchange Requirements.

(b) The Extranet shall only provide, or cause or permit to be provided, connectivity to the Exchange to a Customer who, at the time of the provision of the connectivity, is of a type qualified (as set forth in the Exchange Requirements) to receive Information from the Exchange. The Extranet agrees that the Exchange may have different qualification requirements for different types of Customers. Upon an inquiry from the Extranet, the Exchange shall undertake reasonable efforts to promptly notify the Extranet whether a potential or actual Customer is eligible to receive Information from the Exchange and the types of Information for which the Customer is eligible. Such inquiries from the Extranet shall only be generated if actual or potential Customer inquiries of the Extranet as to the type of Information for which it is eligible. BY EXECUTING THIS AGREEMENT, THE EXCHANGE DOES NOT GUARANTEE THE PROVISION OF ANY INFORMATION TO THE EXTRANET OR TO ANY CUSTOMERS. THE PROVISION OF SOME INFORMATION DOES NOT SIGNIFY THAT OTHER INFORMATION WILL BE PROVIDED.

(c) The Extranet shall have access to the Exchange Network through the MIAX Express Network Interconnect ("MENI") in order to provide Customers with access to the Exchange and/or its data feeds. MENI may be accessed to: (1) receive Exchange Data feeds (the "Feeds") and to distribute the Feeds to Customers; and (2) provide Customers with network connectivity services in order to access or receive information from the MENI. A Customer authorized to receive services under (1) and (2) is a Customer of the Extranet that: (x) has entered into an effective and current participant agreement and/or market data recipient agreement with the Exchange; and (y) the Exchange has approved to connect to the

Exchange via connectivity supplied by Extranet or to receive Exchange data transmitted through the Extranet. Any Customer of the Extranet that is not so authorized is referred to herein as an Unauthorized Customer. In order for a Customer to be approved to receive services under (1) or (2), the Extranet must submit a request to the Exchange at TradingOperations@MIAXOptions.com that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, the Extranet may not provide the applicable party with connectivity to the Exchange. In the event the Extranet provides an Unauthorized Customer with access to the Exchange and/or the Feeds ("Unauthorized Access") the Extranet shall be in breach of this Agreement and shall be liable to the Exchange for any payments that should have been made to the Exchange by the Unauthorized Customer for services. The Extranet shall maintain, keep current, and provide to the Exchange monthly (pursuant to Section 4) and upon request, a list of Authorized Extranet Customers to whom the Extranet provides either or both of the services under (1) and (2) above.

2. Fees. The Extranet will pay to the Exchange the then effective charges as set forth in the Exchange Requirements (as those charges may be changed from time to time), including interest and late fees and/or penalties (collectively, "Fees"). The Fees are subject to modification by the Exchange at any time, without prior notice to the Extranet.

3. Use of Connection.

(a) The Extranet shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Connection and Information. The Extranet shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Connection and the Information from being improperly used or accessed or from being improperly taken. The Extranet shall not provide Customers with access to the Exchange or the Information, without the Exchange's prior written consent. If the Extranet nevertheless does provide such access without the Exchange's prior written consent, the Extranet shall be liable to the Exchange, as set forth in Section 2, for Fees, which would otherwise be due the Exchange from such unauthorized Customers for receipt of goods and services, including, but not limited to, Information from the Exchange. If the Extranet becomes aware of a potential unauthorized use or access by a Customer, the Extranet shall notify the Exchange immediately of such use.

(b) The Extranet acknowledges that it has no rights in or to the Information, except for the right to transmit the Information to the degree permitted under this Agreement and the agreement between the Exchange and a Customer, to the extent such Customer may be qualified to receive Information as set forth in Section 1(b). The Extranet acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation or other rights in information and data gathered from other sources. All Information, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. The Extranet shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange in the Information and the Exchange's networks and system. The Extranet acknowledges and agrees that individuals and entities that provide information, goods and services to the Exchange may have exclusive proprietary rights in their respective information and data. Such information, goods and services shall be included in the definition of Information.

(c) The Extranet agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of the Extranet's network and not otherwise in violation of this Agreement) or alter the Information received through and from the Connection; (ii) not to affect the integrity of the Information; and (iii) not to render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet shall make proper provisions to ensure adequate bandwidth and redundancy throughout its networks to ensure that all Extranet Customers are provided with an adequate level of service so as to not affect the integrity of the Information and not render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet represents that it will not interfere with or adversely affect any of the component parts or processes of the Information, the Connection or the Exchange's systems, or any use thereof by any other authorized individuals or entities, or the distribution or operation of the Information, the Connection or the Exchange's systems.

(d) If any Customer fails to comply with any of the conditions, terms or provisions of this Agreement applicable to Customers, of any agreement between a Customer and the Exchange and/or the Extranet for the access to the Exchange and/or the Information, or any other agreement between a Customer and the Exchange, and Customer has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if a Customer has made any representation in any such agreements which was or has become untrue, then the Extranet shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and to the Information to such Customer and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

4. **Monthly Reporting**. Each month, the Extranet shall provide the Exchange with a report that consists of the names of Customers, the location of each Customer Premises Equipment ("CPE") Configurations for each Customer, as well as the type of service being provided to each Customer (i.e., FIX, ToM feed, AIS feed, ToM retransmission, AIS retransmission, etc.) (a "Report"). Such reporting shall occur within five (5) days of the end of the applicable month. Upon the initiation of services by the Extranet to a Customer or any update to services, the Extranet shall deliver a completed Schedule A to this Agreement.

5. **Customers; Audit**.

(a) During regular business hours, the Exchange may cause the Extranet's (i) records, (ii) reports and payments to the Exchange, and (iii) the Extranet's system and service (and all instruments and apparatus used in connection therewith), to the extent such systems and services relate to the provision of Information to Customers, to be reviewed by the Exchange personnel and/or auditors of the Exchange's choice. The review shall be scheduled upon reasonable notice to the Extranet, depending upon the circumstances and conducted in locations where the Extranet's records are kept or where the Extranet's system is located. In addition to or in lieu thereof, the Extranet shall provide the Exchange promptly with information or materials in response to any request for information. The Extranet shall make available for examination all records, reports, payments, and supporting documentation, and the Extranet's system and service necessary in the judgment of the Exchange audit personnel to reach a conclusion as to the accuracy and completeness of: (i) the Extranet's Reports to the Exchange, (ii) the payments connected therewith, and (iii) compliance with the Agreement and the Exchange Requirements. If the review conducted by the Exchange determines there is underreporting, underpayment or other financial non-compliance, including the provision of Unauthorized Access to an Unauthorized Customer, then, at the Exchange's sole discretion, either the Extranet shall cause the Extranet's auditors (at the Extranet's sole expense) to conduct a review and to determine the magnitude of any adjustments of amounts previously remitted to the Exchange within ninety (90) days after notice from the Exchange, or the Exchange or its auditors shall determine the magnitude of any such adjustments. If such audit or review discloses additional underreported or underpaid amounts or other financial non-compliance, such amounts shall be remitted to the Exchange, together with applicable interest thereon at the rate of 1½ % per month. If the review or response to the Exchange's request for information shows other non-compliance, then the Extranet shall comply with the Exchange's demand for compliance. The Exchange's determination in all cases shall be deemed conclusive. The Exchange agrees that liability pursuant to this subsection for underreporting, or underpaying for shall be limited to unpaid fees by the Extranet as well as unpaid fees for any Unauthorized Access to an Unauthorized Customers, together with interest, for the three (3) years preceding the earlier of the date that the Extranet, the Extranet's auditors or the Exchange first knew that such underreporting or underpayment has occurred, if such underreporting or underpayment is solely the result of a good faith error by the Extranet.

(b) Further, if such underreporting, underpayment or other financial non-compliance is equal to or greater than five percent (5%) of the monthly invoiced amount for any audited or unaudited period referred to herein, the Extranet shall, in addition to remitting the fees and applicable interest due relative to such underreporting, underpayment or other financial non-compliance, reimburse the Exchange, for any audit, legal or administrative costs and expenses incurred to detect and rectify such underreporting, underpayment or other financial non-compliance, *provided, however*, that such costs and expenses are incurred in good faith and are not unreasonable given the amount of work necessary to detect and determine the extent of, and the actual amount of, such underreporting, underpayment or other financial non-compliance.

6. **Term of Agreement.**

(a) The initial term of this Agreement shall commence upon the Effective Date or the date the Connection is provided and, unless the Agreement is otherwise terminated, the term shall continue until this Agreement is terminated by at least thirty (30) days prior written notice by a party hereto given to the other. Notwithstanding the foregoing, this Agreement may be terminated by:

(i) either party for a breach of this Agreement (except as set forth in Section 6(a)(ii) below), upon not less than fifteen (15) days prior written notice to the breaching party, unless, if the breach is capable of being cured, the breach is cured within the notice period;

(ii) either party, if an invoice has not been paid in full within sixty (60) days from the date of such invoice;

(iii) the Exchange, immediately, in the event that the Extranet becomes insolvent; or the Extranet makes an assignment for the benefit of creditors; or the Extranet does not pay its debts as they become due or admits its inability to pay its debts when due; or the Extranet files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or the Extranet becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(iv) the Exchange, immediately (with notice where practicable), in the event that the Extranet is not permitted or not able to receive or the Exchange is prevented from disseminating the Information, or any part thereof; or any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by Extranet is, as of the time made or furnished, false or misleading; the Extranet proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to the Exchange for regulatory, commercial or other reasons, made by the Extranet in connection herewith, after the Exchange has notified the Extranet that such proposed action would constitute a default hereunder; the Exchange terminates for cause the Extranet's receipt of any other service or product provided by or on behalf of the Exchange; or the Exchange, in its sole discretion, determines that the Extranet Equipment or the Connection has or is likely to have an adverse impact on the operation or performance of the Exchange's network and system, the Information or market or likely to cause disproportionate harm to the Exchange's interests should termination be delayed; or

(v) the Exchange, upon not less than fifteen (15) days prior written notice, in the event that any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by the Extranet becomes untrue or inaccurate and is not made true or accurate within the notice period.

(b) Upon termination of this Agreement, the Extranet shall cease any and all use of the Connection and the Information. The Extranet acknowledges and agrees that the exercise by the Exchange of the remedies set forth herein for failure of the Extranet to pay all Fees related to the Connection shall not be deemed or considered to be (and, to the extent permitted by applicable law, the Extranet waives any right to represent or assert that any such exercise constitutes) an act or omission or any improper denial or limitation of access to any Information or facility operated by the Exchange. The right of termination set forth herein is in addition to any other remedy at law or in equity, consistent with the Agreement, that is available to the Exchange with respect to a breach by the Extranet and is in addition to anything otherwise set forth herein. In the event of a party's default under this Agreement, the non-defaulting party shall have all rights available at law or equity, including the right of set-off. In no event shall termination by either party relieve the other party of obligations already incurred.

7. <u>Changes to Service</u>. The Extranet acknowledges and agrees that nothing in this Agreement constitutes an undertaking by the Exchange: (a) to continue the Connection, or any aspect of it, in the present form or configuration or under the current specifications or requirements; or (b) to continue to use existing communications facilities. The Exchange, in its sole discretion, may from time to time make additions to, deletions from or modifications: (i) to the Connection; (ii) to the specifications and requirements; and (iii) to the communications facilities. The Exchange shall undertake reasonable efforts to notify the Extranet of any change to the Connection (other than a minor change) prior to any such change, unless a malfunction in the Exchange's systems or network necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice. Use of the Connection after any change shall constitute acceptance of the Connection, as changed. Under no circumstances shall the Exchange delay the implementation any such changes due to delays by the Extranet in implementing related changes in the Extranet's systems or networks or in the systems or networks of Customers.

8. <u>Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations</u>. Extranet acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with the Exchange Requirements; (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Extranets, subject to applicable Exchange Requirements. Accordingly, Extranet agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Extranet of any such condition, modification or termination, and Extranet shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Extranet is a Member of the Exchange, then Extranet expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Extranet's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Extranet's Exchange membership in accordance with the Exchange Requirements.

9. <u>Force Majeure</u>. Other than with respect to failure to make payments due, neither party shall be liable under this Agreement for delays, failures to perform, damages, losses or destruction, or malfunction of any equipment, or any consequences thereof, caused or occasioned by, or due to fire, earthquake, flood, water, the elements, labor disputes or shortages, utility curtailments, power failures, explosions, civil disturbances, government actions, shortages of equipment or supplies, unavailability of transportation, acts or omissions of third parties, or any other cause beyond its reasonable control.

10. <u>Confidentiality</u>.

(a) The Extranet acknowledges that the Information, the Exchange systems and networks, the Exchange's equipment and any parts thereof, and other information, both oral and written, that helps meet a regulatory purpose or business need that the Extranet's employees, officers, directors, independent consultants, (sub)contractors, and other agents (collectively, "Extranet Personnel") are provided by or through the Exchange pursuant to this Agreement are trade secrets, proprietary and unique to the Exchange ("Exchange Confidential Information"), and that copyright and patent rights of the Exchange may also exist. The Extranet, on behalf of itself and the Extranet Personnel agrees to keep confidential such Exchange Confidential Information. The Extranet further agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Exchange Confidential

Information, and shall not disclose the same to any other third party. Upon termination of this Agreement the Extranet shall destroy or return Exchange Confidential Information to the Exchange in any tangible form whatsoever and all copies thereof.

(b) Except to the extent otherwise set forth in this Agreement, the Exchange shall keep confidential the Extranet's audited records, reports and payments and the audit findings ("Extranet Confidential Information"). The Exchange agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Extranet Confidential Information.

(c) Each party shall exercise the same degree of care in the protection of the confidential information as the receiving party exercises with respect to its own proprietary property and trade secrets, but in no event shall it be less than a reasonable degree of care given the nature of the confidential information. The Exchange or the Extranet may disclose confidential information: (i) to the extent demanded by a court; (ii) to the extent revealed to a government agency with regulatory jurisdiction over the Exchange or over the Extranet; (iii) in the course of fulfilling any of the Exchange's regulatory responsibilities, including responsibilities over members and associated persons under the Act; or (iv) to their and the Exchange's employees, directors, independent contractors, (sub)contracts, and other agents solely for uses consistent with the purposes of this Agreement. Notwithstanding anything otherwise set forth in this Agreement, nothing herein shall prevent the Exchange (i) from using the audit findings without restriction to the extent the findings are used in the aggregate with other information and such aggregation does not specifically identify the Extranet; or (ii) from disclosing without restriction the Extranet Confidential Information to the Exchange's telecommunications network provider/operator on a need to know basis. The duties in this section do not apply to data, information or techniques: (1) that is lawfully within a party's possession prior to the date of the Agreement and not under a duty of non-disclosure; (2) that is voluntarily disclosed to a party by a third-party so long as a party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (3) information that is developed by a party independently of the disclosure; or (4) is generally known or revealed to the public.

11. <u>No Lease</u>. This Agreement is a services agreement and is not intended to and will not constitute a lease of or tenancy or other interest in any Exchange premises, Exchange equipment, CPE, or any other real or personal property.

12. <u>Limitation of Liability</u>.

(a) Except as may be otherwise specifically set forth herein, the Extranet and the Exchange agree that the Exchange Parties (as defined below) shall not be liable to the Extranet or to any third party for any loss of profits (anticipated or otherwise), loss of use, trading loss, loss by reason of shutdown in operation or for increased expenses of operation, or any other damages suffered, or cost and expenses incurred by the Extranet or any third party, of any nature, or from any cause whatsoever, whether direct, indirect, special, punitive, incidental, or consequential, arising out of the furnishing, performance, maintenance, or use of; or inability to use, the Information, Connection and any other services and materials furnished by or on behalf of the Exchange or the Exchange's service providers, notwithstanding that the Exchange has been advised of the possibility that damages may or will arise.

(b) THE CONNECTION, THE OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE ARE PROVIDED "AS IS", WITHOUT WARRANTIES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE CONNECTION, AND ANY OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE IS WITH THE EXTRANET. THE EXCHANGE MAKES NO REPRESENTATION OR WARRANTY THAT THE CONNECTION AND OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE WILL MEET THE EXTRANET'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION OR FAILURE, AND THE EXCHANGE EXPRESSLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING WHITEOUT LIMITATION, USE, TIMELINESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE).

(c) The Extranet and the Exchange understand and agree that the pricing for the Connection reasonably reflects the allocation of risk and limitation of liability set forth in this Agreement

(d) In no event shall any claim, dispute, controversy or other matter in question be made against the Exchange by the Extranet or any individual or entity claiming by or through the Extranet later than one year after the claim, dispute, controversy, and other matter in question has arisen.

13. **Indemnification**.

(a) Extranet will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Extranet's failure to furnish or to keep, or Extranet's delay in furnishing or keeping, any report or record required to be kept by Extranet hereunder.

(b) The Exchange will indemnify, defend and hold Extranet and its directors, officers, employees and agents harmless from and against any and all claims against Extranet that the Connection and any other services and materials furnished by or on behalf of the Exchange infringes the intellectual property rights or violates any property right of a third party provided that Extranet (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

14. **Notices**. All notices and other communications (except for invoices) required hereunder to be in writing shall be deemed to have been duly given, (i) upon actual receipt (or date of first refusal), if and when delivered by hand, or (ii) upon constructive receipt, as of the date of receipt (or date of first refusal), when sent by overnight carrier, returned receipt requested, to the address of the Extranet or the Exchange as applicable, as set forth below, or, for the Extranet, to such other person or address as the Extranet shall furnish, or (iii) upon posting the notice or communication on www.MIAXOptions.com or a successor site.

All communications required to be given in writing under this Agreement shall be directed to:

*(a) If to **Extranet***

Name:____________________________

Title:____________________________

Address:____________________________

____

____

Telephone:____________________________

Fax:____________________________

Email:____________________________

*(b) If to the **Exchange**:*

Miami International Securities Exchange, LLC
MIAX PEARL, LLC and/or
MIAX Emerald, LLC
7 Roszel Road
Princeton, New Jersey 08540
Phone: 609-897-7302
Fax: 609-897-2201
Attn: John Cunningham, Member Services
Email: jcunningham@MIAXOptions.com;
TradingOperations@MIAXOptions.com

If an email address is provided, the Exchange may, in lieu of the above, give notice to or communicate with the Extranet by email addressed to the persons identified above or to such other email address or persons as Extranet shall hereafter specifies. By providing an email address, the Extranet agrees that any receipt received by the Exchange from the Extranet's service provider or internet computer server indicating that the email was received shall be deemed proof that the Extranet received the message. If the Extranet's recipient cannot see or printout all or any portion of the messages or notices, the Extranet must contact the Exchange at (609) 897-7302.

15. Governing Law. Any action arising out of this Agreement between the Exchange and Extranet shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Extranet may not assign all or any part of this Agreement without the prior written consent of the Exchange. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Extranet's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

16. **Survival**. Section 2 (Fees), Section 3 (Use of Connection), Section 4 (Monthly Reporting), Section 5 (Customers; Audit), Section 6 (Term of Agreement), Section 10 (Confidentiality), Section 12 (Limitation of Liability), Section 13 (Indemnification), any warranties and any other provisions which by their nature are intended to survive shall survive.

17. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

EXTRANET	**MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC**
By:______________________	By:______________________
Name	Name
Title (must be officer)	Title
Name of Firm	Date
Date	

MIAX PEARL, LLC	**MIAX EMERALD, LLC**
By:______________________	By:______________________
Name	Name
Title	Title
Date	Date

Exhibit J

EXHIBIT J

<u>Exhibit Request</u>:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Response</u>:

1. <u>Officers of MIAX Emerald, LLC</u>

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales

Name	Title
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Kelly Fitzgerald	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX Emerald, LLC

The following persons are the directors of the Exchange:

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Kurt M. Eckert	Industry/Member Representative	Class I - 2020	Partner and Head of Market Structure – Wolverine Trading, LLC
Kimberly M. Guadagno	Non-Industry/ Independent	Class I – 2020	Law Firm Partner – Connell Foley LLP; President & CEO – The FoodBank of Monmouth & Ocean Counties, d/b/a Fulfill; Former NJ Lt. Governor and Secretary of State

Name	Classification	Term of Office	Type of Business
Robert D. Prunetti	Non-Industry/ Independent	Class I – 2020	President – Phoenix Ventures, LLC
Lindsay L. Burbage	Non-Industry/ Independent	Class II - 2021	Attorney
Paul Jiganti	Industry/Member Representative	Class II – 2021	Managing Director Options Business Development – IMC Financial Markets
John E. McCormac	Non-Industry/ Independent	Class II – 2021	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Marianne Deane	Non-Industry/ Independent	Class III - 2022	Community Volunteer
Leslie Florio	Non-Industry/ Independent	Class III – 2022	Vice President – Maxwell Place Condominium Association
Joseph M. Kyrillos, Jr.	Non-Industry/ Independent	Class III - 2022	Director – Newport Capital Group; Principal – SK Partners; Former NJ Senator, 13th District

3. **<u>Committees of MIAX Emerald, LLC</u>**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Joseph M. Kyrillos Jr.	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
Joseph M. Kyrillos Jr.	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kimberly M. Guadagno	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry/Member Representative
Paul Jiganti	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent